                                                                    EXHIBIT 99.1


                        VISTA GOLD CORP. - 1996 RESULTS

DENVER, COLORADO, MARCH 13, 1997 -- Vista Gold Corp. reported revenues (all amounts in US dollars) of $36.4 million for 1996 compared to revenues of $41.3 million for 1995. For the full year 1996, the Company had a net loss of $11.8 million or $0.21 per share, compared to net income of $2.2 million or $0.05 per share (including a one-time gain of $4.9 million) for the full year 1995.


Operating cash flow for 1996 was $6.4 million compared to $7.6 million for 1995. Exploration expenditures for 1996 and 1995 were $4.2 million and $4.1 million, respectively. Vista Gold had $8.6 million in cash and $28.9 million in current assets as of December 31, 1996.

The net loss for 1996 was primarily attributed to a $6.7 million increase in the gold inventory at the Hycroft mine in Nevada and a reduction in revenues caused by lower production in early 1996. Gold production for 1996 from the Hycroft mine was 89,381 ounces compared to 101,128 ounces for 1995. As a result of expanded mine production, the ore placed on the heaps during the year contained 150,000 ounces, expanding the gold inventory by 22,000 ounces or a 66 percent increase in 1996. The reduced production from the Hycroft mine was attributed to lower-than-normal recovery from clay-rich ores in the first quarter.

For the fourth quarter, Vista reported revenues of $10.4 million, compared to $9.5 million for 1995, a 10 percent improvement. Net loss for the quarter was $3.3 million, $0.04 per share, compared to a net loss of $3.3 million, $0.07 per share, for the same period in 1995. Fourth quarter 1996 gold production increased to 26,223 ounces from 24, 324 ounces for the fourth quarter 1995, an 8 percent increase.

In 1996, Vista commenced an expansion at the Hycroft operation and implemented the development of the Brimstone deposit. The new Brimstone plant is now fully operational and increased leach solution pumping capacity has been implemented at both leach locations.


Total production for the first two months of 1997 was 17,731 ounces compared to 9,785 ounces for the same period in 1996, an 80 percent improvement and an increase over budgeted production. In February 1997, new daily gold records
were established with a single day's production of 501 ounces.   The Company
anticipates full year 1997 gold production from the Hycroft mine to be approximately 115,000 ounces, a 29 percent increase over 1996 production.

In February 1997, the Company arranged a $13 million credit facility secured against the Hycroft mine assets.

The Amayapampa bankable feasibility study is advancing rapidly, with planned drilling 80 percent complete. Engineering and permitting activities are on schedule with the environmental impact statement planned for submission to the Bolivian government in April. The Company anticipates completion of a final bankable feasibility study by late June and construction commencing in the third quarter.

Exploration results for 1996 indicate several promising properties in North and South America. The first phase drilling program of the Copacabana project in southwestern Bolivia, carried out in late 1996, indicated the possibility of a significant gold deposit. The best results from drill hole RC3 had 0.45 ounces per ton (13.97 g/t) over 39 feet (12 m). Out of 9 holes drilled on the project, along a 2,300 foot (700 m) strike length, significant gold intersections were obtained from 7 drill holes. High grade assays were obtained from multiple veins across a 330 foot (100 m) width. Drill hole 96CP3 intersected high grade mineralization with 13 feet (4 m) of 0.59 ounces per ton (18.3 g/t) and a lower intercept with 0.45 ounces per ton (13.97 g/t) over 39 feet (12 m). Approximately 655 feet (200 m) south of drill hole CP3, drill hole CP5 intersected 39 feet (12 m) at 0.34 ounces per ton (10.6 g/t). The Company expects further exploration drilling in the near future.

In Nevada, Vista is currently involved in a project located within the Jerritt Canyon mining district, one of the larger sediment- hosted gold districts in Nevada. The district has had prior production of more than 4.0 million ounces and current reserves of 3.5 million ounces. Additionally, Vista is actively exploring two other project sites in Nevada where the Company owns a 100 percent interest. Additional drilling and other geological activities will continue at these and other sites throughout 1997.

At the Hycroft mine, exploration activities during 1996 were initially directed toward increasing the heap leachable oxide ore resulting in additional resources between the Central Fault and the Brimstone deposits. Some deep drilling was completed to obtain metallurgical samples of the sulfide ore.
Core samples obtained in this program indicate the potential for small, high grade pods of mineralization similar to the nearby Rosebud deposit, which has an approximate grade of 0.4 ounces per ton (12.4 g/t).

"We are now beginning to realize the potential that we envisioned when Granges merged with Da Capo," said Michael B. Richings, President and CEO of Vista Gold. "We have successfully expanded production at the Hycroft mine, we are moving forward on our development projects in Bolivia, and we have some exciting results coming from our exploration efforts."

                                SUMMARY RESULTS
               (U.S. dollars in thousands, except per share data)

                                                       THREE MONTHS ENDED                        YEAR ENDED
                                                           DECEMBER 31                           DECEMBER 31

                                                  1996                  1995              1996              1995
                                                 -------               ------            ------            -------
Revenue                                          $10,382               $ 9,471           $36,444           $41,294
Results of mining operations                      (1,189)                 (258)           (5,225)            3,265
Operating cash flow                                2,150                   930             6,361             7,582
Net income (loss)                                 (3,344)               (3,285)          (11,826)            2,159
Earnings (loss) per share                         ($0.04)               ($0.07)           ($0.21)            $0.05
Weighted average
  shares outstanding                          77,795,435            46,033,047        56,309,941        42,074,356



                            CONSOLIDATED PRODUCTION

                                                       THREE MONTHS ENDED                        YEAR ENDED
                                                           DECEMBER 31                           DECEMBER 31

                                                   1996                  1995              1996              1995
                                                  ------                ------            ------           -------
Gold (ounces)                                     26,223                24,324            89,381           101,128
Silver (ounces)                                   57,766                29,759           321,315           417,823


Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings include the Hycroft mine in Nevada, development projects in Bolivia and Venezuela, and exploration projects in North and South America including Ecuador, Bolivia, Venezuela and Peru.

                                      ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For Further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO of Vista Gold Corp. at
(303) 629-2450.